Exhibit 99.2

Condensed Interim Consolidated Financial Statements For the three and six months ended January 31, 2020 and 2019 (Expressed in Canadian dollars - Unaudited)

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars - Unaudited)

		January 31,	July 31,
AS AT	Notes	2019 (Unaudited)	2019 (Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents		$ 154,627	$ 2,961,514
Other receivables		98,649	-
Convertible debenture receivable	5	17,712,200	15,000,000
Prepaid expenses and deposits	4	30,808	129,418
		17,996,284	18,090,932

Deposits	4	330,825	328,700
Promissory note receivable	6	4,119,938	3,412,421
Right-of-use assets	3	178,912	-
Land	7	-	592,655
Investments in equity securities	8	1,778,376	1,766,953
TOTAL ASSETS		$ 24,404,335	$ 24,191,661

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	9	$ 348,224	$ 336,540
Due to related parties	10	17,566	21,347
Lease liabilities	3	185,548	-
Loan payable	10	50,164	-
TOTAL LIABILITIES		601,502	357,887

EQUITY
Convertible preferred shares	11	2,388,941	2,388,941
Common shares	11	49,124,043	48,525,793
Reserves	11	11,958,030	11,816,876
Accumulated other comprehensive income (loss)		16,949	(796)
Accumulated deficit		(39,685,130)	(38,897,040)
TOTAL EQUITY		23,802,833	23,833,774
TOTAL LIABILITIES AND EQUITY		24,404,335	$ 24,191,661

Nature and Continuance of Operations (Note 1)

Commitment (Note 15)

Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“Stuart Wooldridge”	“Theo van der Linde”
Stuart Wooldridge, Director	Theo van der Linde, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars - Unaudited)

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2020	2019	2020	2019

Expenses
Advertising and promotion	$ 4,427	$ 192,726	$81,682	$2,347,800
Consulting fees (Note 10)	70,957	229,156	293,032	471,713
Depreciation (Note 3)	67,092	-	134,184	-
General and administration	4,614	124,149	15,206	251,745
Insurance	2,044	-	38,275	-
Interest expense (Note 3)	8,682	-	19,647	-
Professional fees	152,585	524,546	214,918	707,430
Rent (Note 10)	-	47,819	-	92,573
Salaries and benefits (Note 10)	-	303,394	1,191	562,201
Share-based compensation (Notes 10 and 11)	35,508	481,521	141,154	1,147,610
Transfer agent and filing fees	49,138	19,679	83,431	66,598
Travel	2,301	62,036	3,626	118,563
	(397,348)	(1,985,026)	(1,026,346)	(5,766,233)
Other income (expense)
Accretion	-	84,024	-	84,024
Dividends income	-	-	5,227	-
Interest income	97,570	110,474	192,307	107,795
Foreign exchange gain (loss)	(687)	246,308	289	171,086
Loss on sale of land	-	-	(103,574)	-
Rent income	55,562	-	144,007	-
Net loss	$ (244,903)	$(1,544,220)	$(788,090)	$(5,403,328)

Other comprehensive loss
Foreign subsidiary currency translation gain (loss)	11,783	(3,384)	17,745	(3,384)
Net loss and comprehensive loss for the period	(233,120)	(1,557,604)	(770,345)	(5,406,712)

Loss per share, basic and diluted for the period	$ (0.00)	$ (0.01)	$(0.00)	$(0.02)

Weighted average number of common shares outstanding	301,935,705	260,670,106	300,034,401	252,837,992

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

D R A F T

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars –Unaudited)

	Number of convertible preferred shares #	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares #	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Accumulated other comprehensive income (loss) $	Total shareholders' equity $
Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	-	34,225,991

Conversion of preferred shares	40,000,000	2,000,000	(2,000,000)	-	-	-	-	-	-	-	-
Conversion of special warrants	-	-	-	12,690,000	634,500	-	(634,500)	(634,.500)	-	-	-
Conversion of 4,000,000 special finder warrants	-	-	-	4,000,000	141,440	-	(141,440)	(141,440)	-	-	-
Conversion of 1,220,000 special finder warrants	-	-	-	1,220,000	61,000	-	(61,000)	(61,000)	-	-	-
Proceeds from warrants exercised	-	-	-	15,820,000	791,000	-	-	-	-	-	791,000
Share-based compensation	-	-	-	-	-	1,147,610	-	1,147,610	-	-	1,147,610
Accumulated other comprehensive loss	-	-	-	-	-	-	-	-	-	(3,384)	(3,384)
Net loss for the period	-	-	-	-	-	-	-	-	(5,403,328)	-	(5,403,328)
Balance, January 31, 2019	80,000,000	3,754,721	-	261,517,662	47,060,513	4,425,550	1,209,136	5,634,686	(25,688,647)	(3,384)	30,757,889

Balance, July 31, 2019	50,900,000	2,388,941	-	292,607,662	48,525,793	10,607,740	1,209,136	11,816,876	(38,897,040)	(796)	23,833,774

Proceeds from warrants exercised	-	-	-	11,965,000	598,250	-	-	-	-	-	598,250
Share-based compensation	-	-	-	-	-	141,154	-	141,154	-	-	141,154
Foreign subsidiary currency translation gain	-	-	-	-	-	-	-	-	-	17,745	17,745
Net loss for the period	-	-	-	-	-	-	-	-	(788,090)	-	(788,090)
Balance, January 31, 2020	50,900,000	2,388,941	-	304,572,662	49,124,043	10,748,894	1,209,136	11,958,030	(39,685,130)	16,949	23,802,833

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars - Unaudited)

	Six months ended
	January 31, 2020	January 31, 2019
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the period	$(788,090)	$(5,403,328)

Items not affecting operating cash:
Accretion	-	(84,024)
Depreciation	134,184	-
Interest income	(192,039)	(107,795)
Interest expense	19,811	-
Loss on sale of land	103,574	-
Foreign exchange gain	(22,200)	(8,570)
Share-based payments	141,154	1,147,610
	(603,606)	(4,456,107)
Net changes in non-cash working capital:
Other receivables	(98,649)	(72,028)
Prepaid expenses and deposits	98,610	294,926
Accounts payables and accrued liabilities	7,903	(56,070)
	(595,742)	(4,289,279)
FINANCING ACTIVITIES
Lease payments	(147,195)	-
Loan received	50,000	-
Proceeds from exercise of common share purchase warrants	598,250	791,000
	501,055	791,000

INVESTING ACTIVITIES
Promissory note receivable	-	(2,816,418)
Convertible debenture receivable	(2,712,200)	-
Land	-	(592,475)
Investments	-	(9,572,000)
	(2,712,200)	(12,980,893)

Decrease in cash and cash equivalents	(2,806,887)	(16,479,172)
Cash and cash equivalents, beginning of the period	2,961,514	33,904,759
Cash and cash equivalents, end of the period	$154,627	$17,425,587

The components of cash and cash equivalents are:
Cash at bank	$154,627	$17,425,587
Term deposit	-	-
	$154,627	$17,425,587

Non-cash Investing and Financing Activities
Conversion of special warrants	$-	$836,940
Property for promissory note	$490,210	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

1.Nature and Continuance of Operations

Tidal Royalty Corp. ("the Company") was incorporated under the laws of British Columbia The Company’s principal business is to invest in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

The head office, address and records office of the Company are located at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.   The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

On May 13, 2019, the Company entered into a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”).

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As at January 31, 2020, the Company has an accumulated deficit of $39,685,130, no source of operating cash flow and no assurance that sufficient funding will be available. Management intends to raise funds through a combination of equity and/or debt financing, along with a realization of sale of investments. The success of these plans will also depend upon the ability of the Company to generate cash flows from its portfolio investments.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such amounts could be material. However, management has assessed and concluded that the Company has the ability to continue as a going concern for at least the next twelve months.

2.Basis of Preparation and Statement of Compliance

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The condensed interim consolidated financial statements do not include all the information required for annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2019. These condensed interim consolidated financial statements have been prepared following the same accounting policies as the Company’s audited financial statements for the year ended July 31, 2019, except for the adoption of IFRS 16 Leases as per Note 3(a) below.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 31, 2020.

These condensed interim consolidated financial statements have been prepared on the accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

2.Basis of Preparation and Statement of Compliance (continued)

Functional and Presentation Currency

These financial statements are presented in Canadian dollars. The functional currency of each entity is determined using the currency of the primary economic environment in which the entity operates. The Company’s functional currency, as determined by management, is the Canadian dollar. The Company’s US subsidiaries functional currencies, as determined by management, are the United States dollar.

Basis of Consolidation

As at January 31, 2020, the Company’s structure includes Tidal Royalty Corp., the parent company incorporated pursuant to the laws of the Business Corporations Act (British Columbia), and the following subsidiaries:

Entity	Domicile of Incorporation	% of interest at January 31, 2020
Royalty USA Corp.	Delaware, USA	100%
RLTY Beverage 1 LLC	Delaware, USA	100%
RLTY Development MA 1 LLC	Delaware, USA	100%
RLTY Development 1 NV 1 LLC	Delaware, USA	100%
RLTY Development Orange LLC	Massachusetts, USA	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%
RLTY Service LLC	Delaware, USA	100%
RLTY Development FLA 1 LLC	Delaware, USA	100%
RLTY Development FLA 2 LLC	Delaware, USA	100%
RLTY Development CA 1 LLC	Delaware, USA	100%
TDMA Orange LLC.	Massachusetts, USA	100%

These condensed interim consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates:

i)Investments in equity securities, convertible and promissory notes receivable

Management uses valuation techniques in measuring the fair value of investments in equity securities, convertible and promissory notes receivable.

In applying the valuation techniques management makes maximum use of market inputs wherever possible, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

2.Basis of Preparation and Statement of Compliance (continued)

Use of Estimates and Judgments (continued)

Where applicable data is not observable, company-specific information is considered when determining whether the fair value of an investment in equity securities or convertible and promissory notes receivable should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing investment in equity securities, convertible and promissory notes receivable.

ii) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

Significant accounting judgements:

i)Going concern

The assessment of the Company’s ability to continue as a going concern involves management judgement about the Company’s resources and future prospects.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

3.      Significant Accounting Policies

In preparing these condensed interim consolidated financial statements, the significant accounting policies and the significant judgments made by management in applying the Company’s significant accounting policies and key sources of estimation uncertainty were the same as those that applied to the Company’s audited consolidated financial statements for the year ended July 31, 2019, with exception to the new accounting policies adopted by the Company discussed below.

(a)Adoption of New or Amended Accounting Standards

IFRS 16 Leases - IFRS 16 supersedes IAS 17 Leases and requires how leases will be recognized, measured, presented and disclosed. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. For leases where the Company is the lessee, it recognizes a right-of-use asset and a lease liability for its office premise leases previously classified as operating leases. The Company chose to adopt the modified retrospective approach on transition to IFRS 16 on August 1, 2019, and has elected to set the right-of-use assets equal to the lease liabilities. As such the cumulative effect of initial application recognized in retained earnings at August 1, 2019 is $nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

3.      Significant Accounting Policies (Continued)

(a)Adoption of New or Amended Accounting Standards (continued)

On adoption of IFRS 16, the Company used the following additional practical expedients:

-Applied a single discount rate to a portfolio of leases with similar characteristics;

-Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

-Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

-Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Lease liabilities

On adoption of IFRS 16, the Company recognized lease liabilities on office premise which had previously been classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rates applies to the lease liabilities on August 1, 2019. The incremental borrowing rate applied to the lease liabilities on August 1, 2019 was 15% per annum. The details of the lease liabilities recognized as August 1, 2019 are as follow.

2019
$
Operating lease commitment disclosed as at July 31, 2019	343,239
Discount of future commitments as at August 1, 2019	(30,143)
Lease liabilities recognized as at August 1, 2019	313,096

Current lease liabilities	264,966
Non- current lease liabilities	48,130
Total lease liabilities	313,096

The following is the continuity of lease liabilities as at and for the six months ended January 31, 2020:

2020
$
Balance, August 1, 2019	313,096
Lease payments	(147,195)
Interest expense on lease liabilities	19,647

Balance, January 31, 2020	185,548

Current lease liabilities	185,548
Non- current lease liabilities	-
Total lease liabilities	185,548

As at January 31, 2020, minimum lease payments for the lease liabilities are as follows:

Year ending	$
July 31, 2020	147,102
July 31, 2021	49,034

Total undiscounted lease liabilities at January 31, 2020	196,136
Less: Interest on lease liabilities	(10,588)
Total present value of minimum lease payments at January 31, 2020	185,548

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

3.      Significant Accounting Policies (Continued)

(a)Adoption of New or Amended Accounting Standards (continued)

Right-of-use assets

On adoption of IFRS 16, the Company recognized right-of-use assets of $313,096 related to its office premise lease. Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease. Subsequent to initial measurement, the Company applies the cost model to the right of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.

The following is the continuity of the cost and accumulated depreciation of right-of-use assets (office premise and equipment lease) as at and for the six months ended January 31, 2020:

January 31, 2020
Cost	$
Balance, August 1, 2019	313,096
Addition	-
Balance, January 31, 2020	313,096

Accumulated depreciation
Balance, August 1, 2019	-
Depreciation	134,184

Balance, January 31, 2020	134,184

Carrying amount, January 31, 2020	178,912

During the three and six months ended January 31, 2020, the Company recognized depreciation expenses of $67,092 and  $134,184 and interest expense of $8,589 and $19,647, respectively.

(b)New Accounting Standards Issued but Not Yet Effective

A number of new standards and amendments to existing standards have been issued by the IASB that are mandatory for accounting periods beginning on or after August 1, 2019, or later periods. The Company has not early adopted these new standards in preparing these financial statements. There new standards are either not applicable or are not expected to have a significant impact on the Company’s financial statements

4.Prepaid Expenses and Deposits

	January 31, 2020 $	July 31, 2019 $
Insurance	152	1,432
Advertising and promotion	9,188	71,736
Consulting	15	24,797
Deposits	21,453	31,453
	30,808	129,418

As at January 31, 2020, the Company had advanced a refundable deposit of $330,825 (US $250,000) to an arm’s length vendor (July 31, 2019 - $328,700).

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

5.      Convertible Debenture Receivable

MichiCann Medical Inc.

On February 25, 2019, pursuant to the terms of the Proposed Transaction, the Company advanced $15,000,000 to Michicann pursuant to a senior secured convertible debenture (the “February MichiCann Debenture”). On September 11, 2019, the Company advanced an additional $2,712,200 (US $2,000,000) of senior secured convertible debenture (the “September MichiCann Debenture”) to fund operations.

The February and September MichiCann Debenture (collectively, the “MichiCann Debentures”) are non-interest bearing, other than 12% in the event of default by MichiCann and matured on September 30, 2019 (the “Maturity Date”). The MichiCann Debentures are secured by way of first ranking security against the personal property of MichiCann. If the Proposed Transaction is not completed by the Maturity Date or MichiCann’s fails to comply with the terms of the MichiCann Debentures and MichiCann pursues an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount of the MichiCann Debentures into common shares of MichiCann at a price per MichiCann share that is the lesser if i) $2.50 per MichiCann Share and (ii) a 20% discount to the issue or effective price per Michicann Share under the Alternate Liquidity Transaction. As the Proposed Transaction was not completed by October 25, 2019 (the “Transaction Completion Date), MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

The Company is in negotiation with Michicann to extend the Maturity Date of MichiCann Debentures to March 31, 2020 and the Transaction completion date to May 25, 2020. Therefore, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

The initial fair value of the February MichiCann Debenture was determined to be $15,000,000 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.73%; dividend yield of 0%; stock price volatility of 125%, an expected life of 0.50 years, and adjusted for a credit spread of 12.00% and a probability factor of  16% for the Alternate Liquidity Transaction.

As of January 31, 2020, the February MichiCann Debenture had an estimated fair value of $15,000,000 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $5.00; conversion price of $2.50; risk-free interest rate of 1.64%; dividend yield of 0%; stock price volatility of 76.22% an expected life of 0.16 years, and adjusted for a credit spread of 12.00% and a probability factor of 2% for the Alternate Liquidity Transaction. If the estimated volatility increases or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

The initial fair value of the September 11, 2019 MichiCann Debenture was determined to be $2,636,200 (US $ 2,000,000) using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.66%; dividend yield of 0%; stock price volatility of 77.72% ,an expected life of 0.55  years, and adjusted for a credit spread of 12.00% and a probability factor of  24 % for the Alternate Liquidity Transaction.

As of January 31, 2020, the September MichiCann Debenture had an estimated fair value of $2,722,000 (US $ 2,000,000) using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $5.00; conversion price of $2.50; risk-free interest rate of 1.64%; dividend yield of 0%; stock price volatility of 76.22% an expected life of 0.16 years, and adjusted for a credit spread of 12.00% and a probability factor of 2% for the Alternate Liquidity Transaction. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

6.      Promissory Note Receivable

On August 31, 2018, the Company entered into a definitive agreement, as amended by the Supplemental Agreement dated October 15, 2018 and the Second Supplemental Agreement dated December 26, 2018 (collectively, the “Framework Agreement”), with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to provide TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) with up to US$12.5 million (the “Funding”) over the next three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”).

The Funding will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent calculated as 15% of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair.

The Funding will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; and (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries. Once the Site and Dispensaries are operational and the Leases have been entered into, the Framework Agreement Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full.

During the year ended July 31, 2019, and pursuant to the Funding, the Company entered into various promissory note agreements (the “Framework Agreement Promissory Note”) with TDMA for $3,216,274 (US $2,446,208) as a working capital advance for licenses, Site build out, identification and negotiation of the purchase agreements for the Site and Dispensaries. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied.

On August 23, 2019, the Company entered into a Termination of Framework Agreement (the “Termination”) with Diem. Pursuant to the termination, the Company conveyed titles of certain properties to TDMA (See Note 7) in exchange for two promissory notes (the “Property Promissory Note”) for $490,210 (US $372,500). The Framework Agreement Promissory Note bears interest of 10% per annum and is due on August 31, 2021.

On September 26, 2019, the Company entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a Diem Cannabis subsidiary. Pursuant to the terms of the MIPA, the Company obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts.

As consideration, the Company will forgive the Framework Agreement Promissory Note and Property Promissory Note including accrued interest, cross collateralization and general security arrangement. The Company expects the MIPA to close by April 30, 2020.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

6.      Promissory Note Receivable (Continued)

Continuity for the periods presented is as follows:

Total $
Balance, July 31, 2018	-
Funds advanced	3,216,274
Accrued interest	197,429
Foreign exchange	(1,282)
Balance, July 31, 2019	3,412,421
Additions (Note 7)	490,210
Accrued interest	192,039
Foreign exchange	25,268
Balance, October 31, 2019	4,119,938

7.     Land

During the year ended July 31, 2019, through the Company’s wholly owned subsidiary and pursuant to the definitive agreement with Diem, RLTY Development Springfield LLC (the “Springfield Property”) and RLTY Development Orange LLC (the “Orange Property”), the Company acquired two Sites for $592,655 (US $450,757). On October 8, 2019, the Company sold the Springfield Property and Orange Property land to TDMA in exchange for $490,210 (US $372,500) of the Property Promissory Notes that bears 10% interest and matures on August 31, 2021 (See note 6). The Property Promissory Notes are secured against the Springfield Property and Orange Property. The Company recognized a loss on sale of land of $103,574(US $78,257).

8.     Investments in Equity Securities

Continuity for the six months ended January 31, 2020 is as follows:

Fair value hierarchy level	Level 3	Level 2
Investments Measured at FVTPL	Harborside Inc. Warrants $	Lighthouse Strategies, LLC $	Total $

Balance, July 31, 2019	82,061	1,684,892	1,766,953
Foreign exchange	531	10,892	11,423
Balance, January 31, 2020	82,592	1,695,784	1,778,376

The Company had no investments in equity securities during the six-month period ended January 31, 2019.

Harborside Inc. Warrants

On November 11, 2018, the Company received 263,523 share purchase warrants. The initial fair value of the warrants was $536,697 computed using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $5.95; exercise price of $8.60; risk-free interest rate of 2.20%; dividend yield of 0%; stock price volatility of 81% and an expected life of 2 years.

As at July 31, 2019, the warrants remain unexercised with a fair value of $82,061 computed  using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $3.10; exercise price of $8.60; risk-free interest rate of 1.61%; dividend yield of 0%; stock price volatility of 81% and an expected life of 1.3 years. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

8.     Investments in Equity Securities (Continued)

As at January 31, 2020, the warrants remain unexercised with a fair value of $82,592 computed  using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $3.10; exercise price of $8.60; risk-free interest rate of 1.61%; dividend yield of 0%; stock price volatility of 81% and an expected life of 1.3 years. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

Lighthouse Strategies, LLC

On January 9, 2019 the Company closed its strategic investment of $6,574,000 (US $5,000,000) in Lighthouse Strategies LLC (“Lighthouse”) Series A membership units concurrently with a financing arrangement for certain Lighthouse beverage lines. Pursuant to the Financing Fee Agreement, the Company is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company (“Financing Fees”).  Financing Fees will accrue until December 1, 2019, at which point the Company may choose to receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering). Management estimated that the 1% royalty of net sales had a fair value of $Nil and the entire transaction price was allocated to the membership units.

As at January 31, 2020, the investment had an estimated fair value of $1,695,784 (July 31, 2019 - $1,684,892) based on Lighthouse’s most recent financing preceding January 31, 2020.

9.      Accounts Payable and Accrued Liabilities

	January 31, 2020 $	July 31, 2019 $
Accounts payables	328,224	304,540
Accrued liabilities	20,000	32,000
	348,224	336,540

10.    Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

Key management compensation for the three and six months ended January 31, 2020 and 2019 is as follows:

	Three months ended January 31		Six months ended January 31
	2020 $	2019 $	2020 $	2019 $
Short-term employee benefits:
Consulting and accounting fees	61,790	33,000	234,740	87,250
Salary and benefits	-	148,750	-	297,500
	61,790	181,750	234,740	384,750
Share-based compensation	8,185	184,654	20,335	519,513
Total	69,975	366,404	255,075	904,263

During the three and six months ended January 31, 2020 the Company paid $Nil in rent (January 31, 2019 - $1,500 and $3,000, respectively) to related parties comprised of directors, officers and companies with common directors.

As at January 31, 2020, $17,566 was due to the Companies controlled by directors and officers (July 31, 2019 - $21,347). The amounts are unsecured, non-interest bearing and due on demand.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

10.    Related Party Transactions and Balances (Continued)

As at January 31, 2020, loan and interest payable to a Company controlled by an officer was $50,164, with a total interest accrual of $164 (July 31, 2019 - $Nil). The loan is due on demand and bears interest at 8% per annum.

11.Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share by the holder, and non-voting.

Issued and Outstanding

As at January 31, 2020, there were 50,900,000 (July 31, 2019 – 50,900,000) Series 1 Convertible Preferred Shares and 304,572,662 (July 31, 2019 -292,607,662) common shares issued and outstanding.

Convertible Preferred Shares

During the six months ended January 31, 2020, there were no convertible preferred share transactions.

Common Shares

During the six months ended January 31, 2020, the Company issued 11,965,000 common shares pursuant to the exercise of 11,965,000 warrants for gross proceeds of $598,250.

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 20% rolling stock option plan (“Plan”) to replace its previous 10% rolling plan. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

Continuity of stock options outstanding for the periods presented is as follows:

	Options outstanding	Weighted average exercise price $
Balance, July 31, 2019	28,785,766	0.33
Forfeited	-	-
Issued	-	-
Balance, January 31, 2020	28,785,766	0.33

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

11.Share Capital (Continued)

As at January 31, 2020, the outstanding and exercisable stock options are as follows:

Expiry Date	Exercise price $	Number of options #	Exercisable options #
September 24, 2020	US$0.24	100,000	50,000
April 26, 2024	US$0.26	20,477,039	20,477,039
June 22, 2023	0.33	7,488,727	6,694,977
December 12, 2023	US$0.12	720,000	270,000
	0.33	28,785,766	27,492,016

During the three and six months ended January 31, 2020, the Company recognized $35,508 and $141,154 (January 31, 2019- $481,521and $1,147,610) in share-based compensation expense, respectively..

Common Share Purchase Warrants

The continuity of the Company's common share purchase warrants for the periods presented is as follows:

	Number of share purchase warrants #	Weighted average exercise price $
Outstanding, July 31, 2019	125,771,365	0.06
Exercised	(11,965,000)	(0.05)
Outstanding, January 31, 2020	113,806,365	0.05

As of January 31, 2020, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price $	Number of warrants #
February 8, 2020	0.05	54,307,000
March 1, 2020	0.05	40,512,000
April 30, 2020	0.05	13,805,000
June 11, 2020	0.33	5,182,365
		113,806,365

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

12.Financial Instruments and Risks

(a)Fair Values and Classification

The Company’s financial instruments consist of cash and cash equivalent, convertible debenture receivable, promissory note receivable, investments in equity securities, accounts payable, due to related parties and loan payable. Financial instruments are classified into one of the following categories: FVTPL, FVTOC, or amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	January 31, 2020	July 31, 2019
Cash and cash equivalents	FVTPL	$154,627	$2,961,514
Convertible debenture receivable	FVTPL	17,712,200	15,000,000
Promissory note receivable	FVTPL	4,119,938	3,412,421
Investments in equity securities	FVTPL	1,778,376	1,766,953
Loan payable	Amortized cost	50,164	-
Accounts payable	Amortized cost	328,224	304,540
Due to related parties	Amortized cost	17,566	21,347

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

b)Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)Level 3 – Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

           January 31, 2020

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 154,627	$ -	$ -	$ 154,627
Convertible debenture receivable	-	-	17,712,200	17,712,200
Promissory note receivable	-	4,119,938	-	4,119,938
Investments in membership units	-	1,695,784	-	1,695,784
Investments in warrants	-	-	82,592	82,592
Total	154,627	5,815,722	17,794,792	23,765,141

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

12.Financial Instruments and Risks (Continued)

(a)Fair Values and Classification (continued)

Changes in level 3 items for the six months ended January 31, 2020 are as follows:

	Convertible debenture receivable	Investments in warrants

Balance, July 31, 2019	$ 15,000,000	$ 82,061
Additions	2,712,200	-
Foreign exchange	-	531
Balance, January 31, 2020	17,712,200	82,592

During the six months ended January 31, 2020, there were no level 3 items transactions.

The fair values of accounts payables, due to related parties and notes payable approximate their carrying value due to their short-term maturity.

(b) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is equal to the carrying value of cash and cash equivalents, deposits, convertible debenture receivable and promissory note receivable.

The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal.

(c)Foreign Exchange Rate and Interest Rate Risk

Foreign exchange rate

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in US dollars:

	January 31, 2020	July 31, 2019

Balance in US dollars:
Prepaid expenses and deposits	$ 250,000	$ 250,000
Promissory note receivable	3,113,382	2,595,392
Convertible debenture receivable	2,000,000	-
Net exposure	5,363,382	2,845,392
Balance in Canadian dollars:	$ 7,097,363	$ 3,741,121

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

12.Financial Instruments and Risks (Continued)

(c)Foreign Exchange Rate and Interest Rate Risk (continued)

A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $708,000 for the period ended January 31, 2020 (July 31, 2019 - $374,000).

Interest rate risk

Interest rate risk consists of two components:

i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk with respect to its convertible debenture receivable (see Note 5) and its promissory note receivable (see Note 6).

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do so relies on the Company raising equity financing in a timely manner. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

The following are contractual maturities of financial liabilities as at January 31, 2020:

	Carrying amount	Contractual cash flows	Within 1 year

Accounts payable and accrued liabilities	$ 348,224	$ 348,224	$ 348,224
Due to related parties	17,566	17,566	17,566
Loan payable	50,164	50,164	50,164
Lease liabilities	185,548	185,548	185,548

13.Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company's principal source of funds is through the issuance of equity.  Management considers all components of shareholders' equity as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2019.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

14.Segment Information

The Company currently operates in a single reportable operating segment.

For the six-month period ended January 31, 2020, the Company operated in two geographical areas being Canada and the United States of America.

As at January 31, 2020, non-current assets other than financial instruments were located in Canada. As at July 31, 2019, the Company had the following:

	Canada	United States of America	Total

Non-current assets other than financial instruments	$ -	$ 592,655	$ 592,655

15.Commitments

Amended and Re-stated Agreement with MichiCann

On March 12, 2020, the Company and MichiCann entered into an amended and restated business combination agreement (the “Amended Agreement”) pursuant to which the Company will acquire all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”) on a 2:1 basis, subject to adjustment in certain circumstances (the “Exchange Ratio”). The terms of the Amended Agreement provide that the share consideration will now be comprised of one (1) common share (the “Common Shares”) and one (1) series 2 convertible preferred share (the “Series 2 Shares”) of the resulting company (the “Resulting Issuer”). The Series 2 Shares to be issued to MichiCann shareholders (i) will carry voting rights (entitling a holder to one vote per Series 2 Share held, voting together with the holders of Common Shares), (ii) will be entitled to 5% annual dividends payable in additional Series 2 Shares (the “Dividends”), (iii) will be convertible (together with accrued Dividends) into Common Shares on a 1:1 basis at the option of the holder on or after the seven (7) month anniversary of their issuance date, and (iv) will automatically be converted on the same basis on the two (2) year anniversary of their issuance date.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase Common Shares and Series 2 Shares in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly-owned subsidiary of the Company (“Subco”) will amalgamate with MichiCann (the “Amalgamation”), which will require the approval of 66 2/3 of the votes cast by MichiCann shareholders at a special meeting of shareholders to be held.  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result the Company will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

The Amended Agreement contemplates the following changes: Immediately prior to the completion of the Amalgamation, the Company will (i) complete a share consolidation on a 16:1 basis (the “Consolidation”), (ii) change its name to “Red White & Bloom Brands Inc.” (the “Name Change”) and (iii) reconstitute its board of directors such that the board of the Resulting Issuer will consist of five (5) directors, which will include two (2) members of the current board of the Company and three (3) nominees of MichiCann (the “Board Appointments”).

Pursuant to the terms of the Amended Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the Common Shares, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (v) other closing conditions customary for transactions of this nature.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Expressed in Canadian dollars -Unaudited)

15.Commitments (continued)

On January 10, 2020, MichiCann closed the acquisition of Mid-American Growers, Inc. pursuant to an agreement and plan of merger dated October 9, 2019, as amended on January 9, 2020 by way of a merger between MichiCann’s wholly-owned subsidiary, RWB Acquisition Sub, Inc., and Mid-American Growers Inc. under the laws of Delaware to form MAG. On the same day, MichiCann’s wholly-owned subsidiary, RWB Illinois Inc. acquired 142 acres of land located at 14240 Greenhouse Avenue, Granville, Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles.

In connection with the Proposed Transaction, Tidal and MichiCann have filed updated application materials with the CSE to list the Common Shares. The Proposed Transaction remains subject to a number of conditions, including CSE approval and requisite shareholder approvals.  The common shares of Tidal are currently halted from trading on the CSE pending completion of the Proposed Transaction and the parties are working towards obtaining CSE approval of the amended terms of the Proposed Transaction in March with the recommencement of trading shortly thereafter.

As at March 31, 2020, the transaction has not yet closed.

16.Subsequent Events

Subsequent to January 31, 2020, the Company issued 70,858,999 shares pursuant to the exercise of share purchase warrants for gross proceeds of $3,542,950.

Subsequent to January 31, 2020, the Company entered into an amendment to MichiCann Debentures (see Note 5) to extend the Maturity Date to April 30, 2020 and the Transaction completion date to May 25, 2020. The Company also advanced MichiCaan an additional US $ 500,000 to fund operations. As a result, principal amount of September MichiCann Debenture was increased to USD $2,500,000.